

Via U.S. Mail
Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

January 29, 2007

RE: **Inmarsat Holdings Limited**
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-120876-01

        Inmarsat Group LTD
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-115865-06

        Inmarsat Finance II plc
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-120876

        Inmarsat Finance plc
        Form 20-F for the fiscal year ended December 31, 2005
        File No. 333-115865

Dear Mr. Legg:

        We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director